FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January, 2007


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: January 12, 2007



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            12 January 2007, New Chairman

Exhibit 99


                        UNILEVER ANNOUNCES NEW CHAIRMAN

            Michael Treschow to succeed Antony Burgmans in May 2007


Unilever today announced that Michael Treschow, one of Europe's leading business figures, will succeed Antony Burgmans as Chairman of Unilever NV and Unilever PLC at the Annual General Meeting in May 2007.


Mr Treschow will be the first person from outside Unilever to hold the office of Chairman and, following the restructuring of the Boards in recent years, will be the first independent, non-executive Chairman of the company.


Mr Treschow is currently the Chairman of both Ericsson and Electrolux, and a non-executive director of ABB Group. He has recently announced that he will stand down in April as Chairman of Electrolux. He is currently the Chairman of the Confederation of Swedish Enterprise but will relinquish that position in May when his term expires. He is also a prominent member of both UNICE (the European Employers Federation), and the Transatlantic Business Dialogue.


As previously announced, Antony Burgmans will retire from Unilever at the 2007 AGMs after 35 years distinguished service. He joined the Board in 1991 and in 1999 he was appointed Executive Chairman of Unilever NV and Deputy Chairman of Unilever PLC. In 2005, following a major review of Unilever's governance arrangements, he was appointed the first non-executive Chairman of both parent companies.


Lord Simon, Deputy Chairman and Senior Independent Director said: "The Board of Unilever is delighted to make this appointment. The Nomination Committee conducted a thorough search. We deliberately set the bar high and I'm delighted our efforts have yielded such an excellent result."


Antony Burgmans said: "Michael Treschow is a businessman with a formidable track record gained in some of the world's most competitive consumer industries. He has already proved himself an effective Chairman and I have no doubt Unilever will benefit greatly from his knowledge and experience. His international reputation, his abiding interest in the development of international business together with his familiarity with cultural diversity, make him an irresistible choice to lead Unilever."


Michael Treschow said: "I am honoured to have been invited by the Board to become Unilever's Chairman and to help build on the transformation that the current management have wrought. It is a great business, with great brands and an unequalled global reach and Patrick Cescau and I are looking forward immensely to working together in the future."


                                     -ends-

January 12, 2007


Biographical details:

Antony Burgmans

Born in Rotterdam in 1947, Antony studied at Nijenrode in the Netherlands before going on to study political and social sciences at the University of Stockholm in Sweden. He then completed an MA at the University of Lancaster, UK.

He joined Unilever in 1972 as a marketing assistant and later went on to hold marketing and sales positions in the company's detergents businesses in Indonesia and the Netherlands, before being appointed chairman of PT Unilever Indonesia.

In 1994 he became chairman of the Europe Committee, which co-ordinates Unilever's European activities. Four years later he was appointed vice chairman of Unilever NV and became chairman of Unilever NV in May 1999. In May 2005, he became chairman of Unilever NV and PLC.

Antony Burgmans is also a member of the supervisory board of Akzo Nobel and non-executive director of BP.

His affinity with wildlife led to his participation in the joint initiative between Unilever and the World Wildlife Fund and the setting up of the Marine Stewardship Council. He also chaired a CEO Panel at the World Water Forum in The Hague in 2000 and in Kyoto in 2003.

Career path

1972: Joined Unilever
1976: Sales and planning member, Lever Sunlight Holland
1978: Marketing manager, detergents, Unilever Indonesia
1980: Marketing controller, Unilever Indonesia
1982: Marketing and sales director, Lever Sunlight Holland
1985: Marketing director, Lever Sunlight Germany
1988: Chairman, Unilever Indonesia
1991: Appointed director
1991/94: Personal products co-ordinator
1994/98: Business group president, Ice Cream and Frozen Foods Europe; chairman of Unilever Europe Committee
1998: Vice chairman, Unilever N.V.
1999: Appointed chairman of Unilever N.V. and vice chairman, Unilever PLC 2005: Elected chairman of Unilever N.V. and PLC



Michael Treschow

Michael Treschow was born 1943 in Helsingborg, Sweden. He earned a Master of Science degree from the Institute of Technology in Lund, Sweden


Michael Treschow has had a long and distinguished business career, including spells working in France and the US. He is currently Chairman of the Board of Ericsson. He was President and Chief Executive Officer of the Electrolux Group until April 2002, a position to which he was appointed in 1997. In May 2004 Mr Treschow became Chairman of the Board of AB Electrolux. He announced in December 2006 that he will not stand for re-election at the company's Annual General Meeting in April 2007. He is also a board member of ABB Group.


In addition to Electrolux, Mr Treschow held executive positions at Atlas Copco, where he was chief executive for six years.


Mr Treschow has previously held non-executive Board positions at Investor AB, Atlas Copco AB, SKF AB, Saab Automobiles, and at Parker-Hannifin Corp.

Michael Treschow is also Chairman of the Board of the Confederation of Swedish Enterprise, a position from which he will stand down in May 2007.


About Unilever


Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.


Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including twelve EUR1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as: Knorr, Hellmann's, Lipton, Blue Band, Flora/Becel, Bertolli; Dove, Lux, Pond's, Axe/Lynx, Rexona/Sure; Skip/Persil; Cif and Domestos.


Unilever has around 206,000 employees in approaching 100 countries and generated annual sales of EUR40 billion in 2005. For more information about Unilever and its brands, please visit www.unilever.com.


SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ' expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the
Group operates and new or changed priorities of the Boards.   Further details of
potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.